UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number 001-40772

Cellebrite DI Ltd.

(Translation of registrant’s name into English)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On June 5, 2025, Cellebrite DI Ltd. (the “Registrant” or “Cellebrite”) issued a press release titled “Cellebrite to Acquire Corellium.” A copy of this press release is attached to this Report on Form 6-K as Exhibit 99.1.

This Report on Form 6-K (including Exhibit 99.1), except for the paragraphs in Exhibit 99.1 beginning with “Leading edge technology matters” and “The combination of Cellebrite’s commitment”, is incorporated by reference into the Registrant’s registration statements on Form S-8 (File Nos. 333-260878 and 333-278130) filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 8, 2021 and March 21, 2024, respectively, and Form F-3 (File No. 333-259826) filed with the SEC on September 13, 2022, to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release titled “Cellebrite to Acquire Corellium”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

Date: June 5, 2025	By:	/s/ Ayala Berler Shapira
Ayala Berler Shapira, Adv.
General Counsel

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